FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building

8 Jian Guo Men Bei Street

Dongcheng District, Beijing, People’s Republic of China 100005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Strategic Investment in Huayi Brothers Music dated December 13, 2005	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Qindai Wang
Name:	Qindai Wang
Title:	Chief Executive Officer

Date: December 13, 2005

Exhibit 99.1

Hurray! to Make Strategic Investment in Huayi Brothers Music

BEIJING, December 13, 2005 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leader in advanced wireless value-added services, music production and distribution, and mobile telecommunication network software in the People’s Republic of China, today announced the signing of definitive agreements to make a strategic investment in Huayi Brothers Music Co., Ltd. (“Huayi Brothers Music”). The Huayi Brothers group of companies have a well known brand name in China for movie and music production. Huayi Brothers Music is a subsidiary which focuses on artist development, music production and offline distribution of music in China. Its portfolio of artists includes some of the most popular singers in China, such as Yu & Quan and Huang Zheng. Yu & Quan’s album received the “Best Album of 2005 in China” award at the CCTV-MTV Music Awards in July 2005.

As part of the agreement, Hurray! will invest a total of $4.3 million in cash for 51% of Huayi Brothers Music. The final consideration payable by Hurray! and the respective ownership interests of the shareholders of Huayi Brothers Music are subject to adjustment based on the financial performance of Huayi Brothers Music following the closing of the transaction. The transaction is expected to be accretive to Hurray!’s earnings per share.

Hurray! currently expects the transaction to close before January 31, 2006, subject to required China regulatory approval and other customary closing conditions. Upon closing, pursuant to certain contractual arrangements, Hurray! will distribute Huayi Brothers Music’s music via wireless and Internet platforms, and Huayi Brothers Music will continue to distribute such music via offline channels, such as music stores.

Commenting on this announcement, QD Wang, Chairman and Chief Executive Officer of Hurray!, said, “We are very pleased to announce this strategic investment in Huayi Brothers, which we believe is the best brand name in the entertainment industry in China. We believe that Huayi Brothers Music is especially attractive because its strong market position and comprehensive business operations enable it to attract some of the most popular singers in China.”

Mr. Wang continued, “Moreover, music has become the most popular category of wireless value-added services in China, and we expect it to continue gaining in popularity in the future. With this investment and the previously announced partnership with the music business of the Freeland group, we believe that we are building the largest music production and traditional and digital distribution house in China.”

“Combining Huayi Brothers’s powerful brand name and special music expertise with Hurray!’s strong digital and mobile production and distribution capabilities, we believe that we are redefining the traditional music industry, and creating a totally new business model in China. We expect that this will provide us with a solid foundation for long-term, sustainable growth.” added Zhongjun Wang, founder and General Manager of Huayi Brothers Music.

China eCapital served as financial advisor to Hurray! in the transaction.

About Hurray! Holding Co., Ltd.

Hurray! provides wireless value-added services such as ringtones, picture downloads, community and entertainment services to mobile users in China. The company is one of the market leaders in providing these services using wireless application protocol, commonly referred to as WAP, in

China. WAP services are offered through the advanced 2.5G mobile networks, the most advanced broadly available mobile networks deployed in China. Hurray! also offers these services through 2G mobile networks. In addition, Hurray! focuses on music production and distribution.

Hurray! also designs, develops, sells and supports a service provisioning and management software that is used by China Unicom, one of the two principal mobile operators in China, to support its 2.5G services platform.

About Huayi Brothers Music

The Huayi Brothers group of companies have a well known brand name in China for movie and music production. Huayi Brothers Music is a subsidiary which focuses on artist development, music production and offline distribution of music in China. Recently, it received the mandate to produce music for Zhang Liangying, who successfully emerged from “Super Girl,” a highly popular Chinese television music competition.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including: the risk that this or any future acquisition will not create the operational and financial results that the management and board of directors of Hurray! and Huayi Brothers expect, including in particular the possibility that this acquisition may not be accretive to earnings in any future period or that Huayi Brothers will not continue to be able to attract popular music artists in China; the risk that Hurray! will not be able to effectively manage Huayi Brothers Music’ artists or effectively utilize its library of music; the risk that the popularity of music-related wireless value-added services will not continue to grow or that it may decrease; the risk that this and any future acquisition could divert management’s attention from Hurray!’s operations, which could adversely affect its results of operations; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-6518-8989 ext 6806

yfmeng@hurray.com.cn

SOURCE: Hurray! Holding Co., Ltd.